SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao - CEP

04344-902 São Paulo, SP, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

EXPLANATORY NOTE

We are amending several pages of the attached exhibit, previously filed with Form 6-K on February 14, 2017. The reason for the change was: opening of the line "(Gain) Loss arising from the Disposal of the ISSC Investment", which was not presented due to the configuration problem of the Consolidated Statement of Cash Flows, presenting a value of R $ 1,151 million for The year 2014. This line does not contain figures for the years 2015 and 2016. The filing of this document is in addition to the one previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Holding S.A.
(Registrant)

Date: February 24, 2017	By:	/s/ Marcelo Kopel
		Name:	Marcelo Kopel
		Title:	Investor Relations Officer

By:	/s/ Caio Ibrahim David
	Name:	Caio Ibrahim David
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	ITAÚ UNIBANCO - COMPLETE FINANCIAL STATEMENT IN IFRS - DECEMBER, 2016